UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-14626
CUSIP NUMBER 20440T201

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN  ☐ Form N-CS

  For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Brazilian Distribution Company (Companhia Brasileira de Distribuição)

Full Name of Registrant

Not applicable

Former Name if Applicable

Avenida Brigadeiro Luiz Antonio, 3142

Address of Principal Executive Office (Street and Number)

São Paulo, SP, 01402-901, Brazil

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

(Attach extra Sheets if Needed)

Brazilian Distribution Company (Companhia Brasileira de Distribuição) (the “Registrant”) respectfully notifies the Securities and Exchange Commission (the “Commission”) that it is unable to timely file, without unreasonable effort and expense, its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) for the reasons noted below.

The Registrant’s independent registered public accounting firm, Ernst & Young Auditores Independentes S.S. (“EY”), has relied on, and made reference in its audit report on the Registrant’s consolidated financial statements as of and for the years ended December 31, 2018 and 2017, to the work performed by another independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) in relation to the audit of Via Varejo S.A. (“Via Varejo”), a consolidated subsidiary of the Registrant, classified as a discontinued operation, as of and for the years ended December 31, 2018 and 2017.  Please refer to the Registrant’s annual report on Form 20-F for the year ended December 31, 2018, filed with the Commission on April 30, 2019.

Starting January 1, 2019, the Registrant applied the new International Financial Reporting Standards (“IFRS”) standard on leases, IFRS 16, Leases (“IFRS 16”).  The Registrant applied IFRS 16 using the full retrospective method which required the restatement of prior comparative periods.  As a result, in order for EY to rely on, and make reference to Deloitte’s audit reports of Via Varejo as of and for the years ended December 31, 2018 and 2017, the reports need to be re-issued by Deloitte taking into account the effects of the application of IFRS 16 in those periods.

In June 2019, the Registrant sold the remainder of its interest in Via Varejo by means of a block trade over the B3 - Brasil Bolsa Balcão S.A. (the Brazilian Stock Exchange) and, as a result, the Registrant no longer exercises influence over Via Varejo’s management.  The Registrant has contacted Via Varejo’s management requesting their cooperation to engage Deloitte and enable it to re-issue the audit reports as of and for the years ended December 31, 2018 and 2017, all at the Registrant’s expenses. To date, the Registrant has not received Via Varejo’s consent on the request.

On February 19, 2020, the Registrant timely issued, and subsequently on March 27, 2020, the Registrant re-issued its individual and consolidated financial statements as of and for the year ended December 31, 2019 with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and in accordance with accounting practices adopted in Brazil (the “2019 Financial Statements”).  While the Registrant is concluding final internal discussions and approvals related to the 2019 Annual Report, the Registrant believes that it has substantially completed the process of preparation of the 2019 Annual Report; however, without the engagement of Deloitte by Via Varejo’s management to re-issue their audit reports of Via Varejo as of and for the years December 31, 2018 and 2017, as explained in this Form 12b-25, the Registrant is unable to file the 2019 Annual Report with the Commission without unreasonable effort and expense.

The Registrant is making all efforts to file the 2019 Annual Report within 15 calendar days following the prescribed due date.  However, no assurance can be given that it will be able to file the 2019 Annual Report within the 15-day period since this will mainly depend on Via Varejo’s engagement of Deloitte and successful completion of the audit engagement by Deloitte.

Cautions About Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Registrant’s expectation that it requires additional time to file the 2019 Annual Report.  The forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  The forward-looking statements contained in this Form 12b-25 are based on the Registrant’s management’s current expectations and assumptions, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Registrant’s control. There is no guarantee that the expected events, trends or results will actually occur, especially the timing of events may differ materially from those anticipated, expressed or implied by the forward-looking statements in this Form 12b-25.  The statements are based on many assumptions and factors, including, among other things, the engagement of Deloitte by Via Varejo, the timing of the completion of the audit of Via Varejo by Deloitte, and the risk that the completion and filing of the 2019 Annual Report will take longer than expected.  The Registrant undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV — OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notiﬁcation

Christophe Hidalgo	+55 11	3886-0421
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes ☒        No ☐

(3)      Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒        No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in Part III, the Registrant timely issued the 2019 Financial Statements with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).  Changes in the Registrant’s results of operations from 2018 compared to 2019 were reflected in the  2019 Financial Statements.  On March 30, 2020, the Registrant furnished to the Commission the current report on Form 6-K containing the 2019 Financial Statements.

The Registrant expects that the financial information to be disclosed in the 2019 Annual Report will be substantially the same as compared to the financial information contained in the 2019 Financial Statements that the Registrant previously furnished to the Commission on its current report on Form 6-K on March 30, 2020.

Companhia Brasileira de Distribuição

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2020	By:	/s/ Christophe Hidalgo
Christophe Hidalgo
Chief Financial Officer